
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

May 8, 2019

Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company. [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $1 Par Value Per Share	MGEE	The Nasdaq Stock Market

Item 2.02. Results of Operations and Financial Condition.

On May 8, 2019, MGE Energy, Inc. (the Company) issued a press release announcing its first quarter 2019 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on May 8, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: May 8, 2019

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Executive Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT 99.1

News

MGE Energy Reports First-Quarter Earnings

Madison, Wis., May 8, 2019—MGE Energy, Inc. (Nasdaq: MGEE) today reported financial results for the first quarter of 2019.

MGE Energy's earnings for the first quarter of 2019 were $24.0 million, or 69 cents per share, compared to $20.0 million, or 58 cents per share, for the same period in the prior year.

During the first quarter of 2019, gas net income increased due to an increase of over 9% in gas retail sales related to higher customer demand resulting from colder weather experienced in the first quarter of 2019 compared to the same period in the prior year and an increase in retail customers. Electric net income was positively impacted by the company's investment in the Saratoga wind farm. The new 66-megawatt wind farm is fully operational and delivering sustainable, carbon-free energy. The $112 million wind farm came online this February.

MGE Energy, Inc.
(In thousands, except per share amounts)
(Unaudited)

Three Months Ended March 31,	2019	2018
Operating revenue	$167,569	$157,632
Operating income	$30,512	$26,188
Net income	$24,007	$20,001
Earnings per share (basic and diluted)	$0.69	$0.58
Weighted average shares outstanding (basic and diluted)	34,668	34,668

About MGE Energy

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric, generates and distributes electricity to 153,000 customers in Dane County, Wis., and purchases and distributes natural gas to 161,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

Contact

Steven Schultz
Corporate Communications Manager
608-252-7219 | sbschultz@mge.com